SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

DATED: MAY 16, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 AKTI MIAOULI, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If ‘‘yes’’ is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME HOLDINGS INC.

FORM 6-K

Page
Operating and Financial Review and Prospects	1
Financial Statements Index	F-1

Exhibits

10.1    2006 Stock Plan

i

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2007 and 2006. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios’ 2006 annual report filed on Form 20-F with the Securities Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios’ vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.

Recent Developments

Warrants:    On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock. This offer expired on January 26, 2007, and 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71.2 million of gross cash proceeds were raised and 19,925,571 new shares of common stock were issued.

Matters from Annual Meeting:    On January 10, 2007, following stockholder approval of such matters, Navios (a) filed with the Republic of the Marshall Islands an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares and (b) adopted its 2006 Stock Plan, pursuant to which it may issue options to acquire shares of its common stock or make restricted stock awards covering an aggregate of up to 10,000,000 common shares.

Trading of common shares:    On February 1, 2007, Navios received approval of its application to list its common stock and warrants on the New York Stock Exchange (‘‘NYSE’’). The shares of common stock and warrants began trading on the NYSE commencing on the opening of trading on February 22, 2007 under the symbols ‘‘NM’’ and ‘‘NMWS’’, respectively.

Refinancing:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280 million Term Loan Facility and a $120 million Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the prior HSH Nordbank facility with the remaining balance of the new term loan used to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging between 65 and 125 bps as defined in the agreement. The debt refinancing that occurred in February 2007 was accounted for as a debt modification.

Acquisition of Kleimar:    On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. As of the date of the acquisition, Kleimar had 11 employees and was the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China. Kleimar currently controls 11 vessels (including two long-term charter-in vessels to be delivered), of which it has ownership interest on three of them. The active long-term chartered-in fleet consists of four Capesize vessels and two Panamax vessels. Kleimar also has purchase options on six of the vessels. Two of the Capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008. For the other four vessels, the Rubena N, Abe Namura, Golden Heiwa and Tsuneishi, Kleimar has purchase options at prices ranging from $20.6 million to $59 million. However, those vessels have been chartered out by Kleimar and, as part of the charter agreement, Kleimar also granted those charterers call options on the vessels at prices ranging from $21.0 million to $61.0 million exercisable on the same day (immediately after) the purchase options held by Kleimar are exercised.

Acquisition of Vessels

On February 26, 2007, Navios took delivery of the vessel Navios Hyperion by exercising its purchase option. Previously the vessel was operating as part of our chartered-in fleet. The vessel’s purchase price was approximately $20.3 million.

On April 19, 2007, Navios acquired all of the outstanding share capital of White Narcissus Marine S.A. for a cash consideration of approximately $26 million. White Narcissus Marine S.A. is a Panamanian corporation which held a 50% share of the vessel Asteriks (the remaining 50% held by Kleimar). The purchase of White Narcissus Marine S.A. was financed by the use of a portion of the $120 million revolving credit facility with HSH Nordbank A.G. White Narcissus Marine S.A.’s only asset consists of its investment in the vessel Asteriks. White Narcissus Marine S.A. does not have any other operations, liabilities or employees.

Overview

General

Navios is a large, vertically integrated, global seaborne shipping company, specializing in a wide range of drybulk commodities, including iron ore, coal, grain and fertilizers. We technically and commercially manage our owned fleet (except for Kleimar’s vessels which are managed by an unrelated third party) and commercially manage our chartered-in fleet. Navios has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet including the shipping operations throughout the life of the vessels and, the superintendence of maintenance, repairs and dry-docking of the operated fleet. Navios also owns and operates a port/storage facility in Uruguay.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of its common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name continued to be Navios. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company.

Fleet

Following is the current ‘‘core fleet’’ employment profile, including the newbuilds to be delivered. The current ‘‘core fleet’’ consists of 45 vessels totaling 3.8 million deadweight tons. The employment of the fleet is reflected in the tables below. The 37 vessels in current operation aggregate approximately 3.0 million deadweight tons and have an average age of 4.3 years. Navios has currently fixed 92.4%, 65.0% and 23.2% of its 2007, 2008 and 2009 available days respectively, of its fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $200.0 million, $171.9 million and $61.5 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and ourselves. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of fees above. The average contractual daily charter-out rate for the core fleet is $20,761, $22,924 and $23,483 for 2007, 2008 and 2009, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2007 is $9,373.

Owned Vessels

Vessels (1)	Type	Built	DWT	Charter-out Rate(2)	Expiration Date(3)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	16,150	09/28/2007
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/02/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	14,250	10/01/2007
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	15,438	05/25/2007
				27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	11/15/2008
Navios Kypros	Ultra Handymax	2003	55,222	16,844	07/04/2007
Navios Gemini S	Panamax	1994	68,636	19,523	12/21/2008
Navios Libra II	Panamax	1995	70,136	21,613	09/14/2008
Navios Felicity	Panamax	1997	73,867	9,595	04/25/2008
Navios Magellan	Panamax	2000	74,333	21,850	01/19/2010
Navios Galaxy I	Panamax	2001	74,195	24,062	01/25/2008
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Alegria	Panamax	2004	76,466	19,475	08/09/2008
Navios Hyperion	Panamax	2004	75,707	26,268	02/26/2009
Asteriks	Panamax	2005	76,801	—	—
Obeliks(5)	Capesize	2000	170,454	—	—

Long Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(4)	Charter-out Rate(2)	Expiration Date(3)
Navios Vector	Ultra Handymax	2002	50,296	No	8,811	10/17/2007
Navios Astra	Ultra Handymax	2006	53,468	Yes	17,100	06/01/2007
Navios Primavera	Ultra Handymax	2007	53,500	Yes	20,046	06/01/2010
Navios Cielo	Panamax	2003	75,834	No	25,175	11/14/2008
Navios Orbiter	Panamax	2004	76,602	Yes	24,700	02/23/2009
Navios Aurora	Panamax	2005	75,397	Yes	24,063	07/06/2008
Navios Orion	Panamax	2005	76,602	No	27,312	03/01/2009
Navios Titan	Panamax	2005	82,936	No	20,000	12/20/2007
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	12/23/2008
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Belisland	Panamax	2003	76,602	No	—	—
Golden Heiwa(*)	Panamax	2007	76,662	(*)	—	—
SA Fortius	Capesize	2001	171,595	No	—	—
Beaufiks	Capesize	2004	180,181	Yes	—	—
Fantastiks	Capesize	2005	180,265	Yes	—	—
Rubena N(*)	Capesize	2006	203,233	(*)	—	—

Long Term Chartered-in Vessels to be delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios TBN	Ultra Handymax	05/2008	No	55,100
Navios Prosperity(6)	Panamax	06/2007	Yes	83,000
Navios Esperanza	Panamax	08/2007	No	75,200
Navios TBN	Panamax	03/2008	Yes	76,500
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200
Tsuneishi TBN(*)	Panamax	03/2008	(*)	75,250
Namura TBN(*)	Capesize	04/2010	(*)	176,800

(1)	Excludes the Vanessa, a Handysize product tanker (19,078 dwt ) built in 2002, acquired in connection with the acquisition of Kleimar, as it is not a bulk carrier vessel.
(2)	Net Time Charter-out Rate per day (net of commissions)
(3)	Estimated dates assuming earliest redelivery by charterers
(4)	Generally, Navios may exercise its purchase option after three years of service.
(5)	The vessel is contracted to be sold $24.2 million in 2009. The vessel is 95% owned. Obeliks is accounted for as a vessel under a capital lease rather than an owned vessel in our financial statements.
(6)	The vessel has been chartered-out from June 2007 for a five-year period at a daily rate of $24,000 (net of commissions).
(*)	The charter-in contract for the vessel contains a purchase option. The vessel has been chartered-out by Kleimar and, as part of the charter agreement, Kleimar also granted to the charterers a call option on the vessel that is exercisable on the same day (immediately after) the purchase option held by Kleimar is exercised.

Since August 25, 2005, Navios exercised options to purchase eight vessels of its long-term chartered-in fleet. Of these eight vessels, the first vessel, Navios Meridian, was delivered on November 30, 2005, the second vessel, Navios Mercator, was delivered on December 30, 2005, the third vessel, Navios Arc, was delivered on February 10, 2006, the fourth vessel, Navios Galaxy I, was delivered on March 23, 2006, the fifth vessel, Navios Magellan, was delivered on March 24, 2006, the sixth vessel, Navios Horizon, was delivered on April 10, 2006, the seventh vessel, Navios Star, was delivered on December 4, 2006 and the eighth vessel, Navios Hyperion, was delivered on February 26, 2007. The acquisition cost of these additional eight vessels was approximately $155.0 million. Navios believes that the current market value of the eight vessels is approximately $390.0 million. Navios has options to acquire seven of the remaining 16 chartered-in vessels currently in operation and four of the eight long-term chartered-in vessels on order.

On December 19, 2005 Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the family of Angeliki Frangou, our Chairman and Chief Executive Officer. On December 22, 2005, Navios took delivery of the first two vessels, the Navios Libra II and the Navios Alegria built in 1995 and 2004, respectively. The third vessel, the Navios Felicity built in 1997, was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S-built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlog was $119.8 million and was funded with: (a) $13.0 million of Navios’ available cash; (b) $80.3 million from bank financing; and (c) through the issuance of 5,500,854 shares of Navios authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 for Navios Gemini S. (1,161,535 shares).

Charter Policy

Navios’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios to time charter-out to various shipping industry counterparties, considered by Navios to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios or which it has taken into its fleet under charters having a duration of more than 12 months) during 2006 and 2007 for various periods ranging between one and three years. By doing this, Navios has aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs).

In 2006 and 2007, this policy had the effect of generating Time Charter Equivalents (TCE) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been achieved had the Navios fleet been operated purely on short term and/or spot employment. It could also have the effect of generating higher TCE than spot employment should the dry bulk market experience a downturn in 2007.

The average daily charter-in vessel cost for the Navios long term charter-in fleet was $9,373 per day and $9,323 per day (excluding vessels acquired through the acquisition of Kleimar) for the three months ended March 31, 2007 and 2006, respectively, which is currently significantly lower than the market revenue earning capacity of the vessels. The average charter-in hire rate per vessel was derived from the amount for long term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios has the ability to increase its owned fleet through in-the-money purchase options exercisable in the near future.

Industry Outlook

Navios believes that Asian demand for commodities will remain robust on the back of strong expected economic growth. China, which is one of the main importers of most major dry bulk commodities such as iron ore and grains, is expected to continue its rapid growth and urbanization over the next few years. Significant commodities purchases by Asian countries, especially China and India, combined with limited new dry bulk capacity, caused by constraints on available shipyard vessel construction berths and port congestion, should contribute to historically high freight rates for the foreseeable future compared to those that have prevailed for most of the last 30 years, albeit not necessarily at the highest levels reached in 2005.

Navios believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact to future revenue and profitability. However, the cost advantage of Navios’ long term chartered fleet, which is chartered-in at historically favorable fixed rates, would help to mitigate the impact of any short-term decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios’ owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing may also be negatively impacted.

Dry bulk fundamentals remain attractive. The Asia Pacific region, especially China, continues to contribute to strong global economic growth. More specifically, Chinese demand for iron ore, coal and grain and its import and exports of steel products play a significant part in sustaining dry bulk market at high levels. The high price of oil has contributed to increased movements of steam coal which is expected to continue in the foreseeable future. Additionally, new longer haul trade routes have developed that Navios anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage whose growth is limited as shipyard capacity is dominantly allocated to container and tanker building.

Terminal Operations

Navios also owns and operates the largest bulk transfer and storage port facility in Uruguay. While a relatively small portion of the overall enterprise, Navios believes that this terminal is a stable business with strong growth and integration prospects. Operating results for Navios’ Uruguay port terminal are highly correlated to South American grain production and export, in particular Paraguayan, Uruguayan and Bolivian production and export. Navios believes that the continuing development of Uruguayan, Paraguayan and Bolivian grain exportation will foster throughput growth and therefore increase revenues at its Nueva Palmira port terminal. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain, the port terminal operations would be adversely affected.

Factors Affecting Navios’ Results of Operations

Navios believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios aims at achieving an appropriate balance between owned vessels and long and short term charter-in vessels and controls approximately 3.8 million dwt in dry bulk tonnage. Navios’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels (see separate table) permits Navios to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the number of the operating days less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates (‘‘TCE’’): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a period divided by the number of available days during the period. Navios includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFAs are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charter

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios uses time charter equivalent (TCE), revenue which consists of revenue from vessels operating on time charters, or TC revenue, and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

Navios operates a fleet of owned Ultra Handymax and Panamax dry bulk vessels and a fleet of chartered-in Panamax and Ultra Handymax dry bulk vessels that are employed to provide world wide transportation of bulk commodities under freight contracts and through sub-time charter employment to other leading shipping companies.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios’ owned fleet as of March 31, 2007, is 6.0 years. But as such fleet ages or if Navios expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)

Navios enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COAs and strategic backhauls cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo from load port to discharge port

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios has adopted a strategy of entering into COAs to carry freight into known loading areas, where subsequent spot or voyage charters can be obtained.

Navios enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, Navios manages the financial risk associated with fluctuating market conditions. In entering into these contracts, Navios has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

At March 31, 2007, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contracts qualified for hedge accounting treatment. The balance of Other Comprehensive Income, as of

March 31, 2007, relates to six FFAs that qualified for hedge accounting treatment during 2006. Dry bulk FFAs traded by us that do not qualify for hedge accounting are shown at fair value through the statement of operations.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH, the London clearing house. FFAs are settled in cash monthly, based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios and which, in turn, substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of FFAs traded over-the-counter are determined from an index published in London, United Kingdom. Navios has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, Navios reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet, thus, Navios has determined that it has two reportable segments, Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios measures segment performance based on net income. For further segment information, please see the footnotes to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In June 2006, The Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes’’, an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for Navios for the fiscal year beginning on January 1, 2007 and it did not have a material effect on its consolidated financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this accounting standard is not expected to have a material effect on our consolidated financial statements.

Critical Accounting Policies

Navios’ consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The preparation of these financial statements requires Navios to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios has described below what it believes are its additional most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios’ significant accounting policies, see Note 2 to the Consolidated Financial Statements included in Navios’ 2006 annual report filed on Form 20-F with the Securities Exchange Commission.

Accounting for derivative financial instruments and hedge activities:    We enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, we manage the financial risk associated with fluctuating market conditions. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of our contracts.

We also trade dry bulk shipping FFAs which are cleared through NOS ASA and LCH NOS. ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH. See further discussion under ‘‘Spot Charters, Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs)’’. At the end of each calendar quarter, the fair value of dry bulk shipping FFAs treaded over-the-counter are determined from ana index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA are determined from the NOS valuation.

Pursuant to SFAS 133, Navios records its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting are reflected under ‘‘Accumulated Other Comprehensive Income (Loss)’’ in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income (Loss)’’ in the stockholders’ equity while the unrealized gain or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of operations under ‘‘Gain (Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ as of March 31, 2007, which is expected to be reclassified to earnings until December 31, 2007, is $7.4 million. For the three month period ended March 31, 2007, the gains (losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ that have been reclassified to earnings amounted to $2.5 million. At March 31, 2007 and December 31, 2006, none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting and, accordingly, all unrealized gains or losses were recorded in the statement of operations.

Impairment of long-lived assets:    Vessels, other fixed assets and other long lived assets held and used by Navios are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

Vessels, net:    In connection with the acquisition/reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of August 25, 2005. Vessel acquisitions acquired outside of business combinations are stated at cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Dry-docking costs:    Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or, to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired, the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Goodwill and Other Intangible Assets and Liabilities:    As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

Navios evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. Navios determined that there was no impairment of goodwill during all periods presented.

Navios’ intangible assets and liabilities acquired in connection with business combinations were valued in a process that included the use of independent appraisers. The fair value of the trade name was determined based on the ‘‘relief from royalty’’ method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years.

Other intangible assets and liabilities that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options held by Navios, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel. Vessel purchase options held by third parties that are included in unfavorable leases for vessels owned by Navios or vessels that Navios charters in with an option to purchase are also not amortized. The liability for purchase options held by third parties will be included in the gain or loss on the sale of the vessel when the option is exercised.

The intangible asset associated with the favorable lease terms includes $57.2 million related to purchase options for the vessels, consisting of $20.7 million as of August 25, 2005 and $35.7 million from the acquisition of Kleimar. The $57.2 million is not amortized and should the purchase options be exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of March 31, 2007, $8.6 million had been transferred to the acquisition cost of vessels. The liability associated with unfavorable lease liabilities includes an amount of $15.9 million related to purchase options held by third parties, arising from the acquisition of Kleimar. This amount is not amortized and should the purchase options be exercised by the third party, the portion of this liability will be included in the gain or loss on the sale of the vessel when the option is exercised. As of March 31, 2007, no amount had been transferred to gain or loss.

Leases:    Vessel leases where Navios is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Deferred taxation:    The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Period over Period Comparisons

For the Three Month Period ended March 31, 2007 compared to Three Month Period ended March 31, 2006

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2007 and 2006. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
Revenue	$101,842	$49,169
Gain on Forward Freight Agreements	2,854	1,662
Time charter, voyage and port terminal expenses	(60,440)	(20,767)
Direct vessel expenses	(6,158)	(3,673)
General and administrative expenses	(4,293)	(3,596)
Depreciation and amortization	(6,977)	(10,120)
Interest income from investments in finance lease	560	—
Interest income	1,523	468
Interest expense and finance cost, net	(13,471)	(9,206)
Other income	168	934
Other expense	(474)	(43)
Income before equity in net earnings of affiliate companies and joint ventures	15,134	4,828
Equity in net Earnings of Affiliated Companies and Joint Ventures	828	154
Net income before Taxes	15,962	4,982
Income Taxes	(1,179)	—
Net income after Taxes	$14,783	$4,982

Set forth below are selected historical and statistical data for Navios, that we believe may be useful in better understanding our financial position and results of operations.

	Three month period ended March 31,
	2007	2006(2)
FLEET DATA
Available days(1)	3,876	2,390
Operating days	3,875	2,385
Fleet utilization	100%	99.78%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$21,080	$18,530
Time Charter Equivalents (excluding FFAs)	$20,869	$17,835

(1)	Navios has currently fixed out (i.e. arranged charters for) 92.4% and 65.0% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).
(2)	Excludes vessels acquired through the acquisition of Kleimar.

During the three month period ended March 31, 2007, there were 1,486 more available days as compared to the same period of 2006. This was due to the increase in the number of vessels in our owned fleet by six vessels (three vessels acquired through the exercise of options from the charter-in fleet and three vessels from the acquisition of Kleimar) resulting in 447 additional days. The increase of the chartered-in fleet by nine vessels during the first quarter of 2007 (two new vessels from the charter-in fleet to be delivered and seven vessels from the acquisition of Kleimar), further increased the available days by 1,039 days. Navios can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate excluding FFAs for the three month period ended March 31, 2007 was $21,080 per day, $2,550 per day higher than the rate achieved in the same period of 2006. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates in the first quarter of 2007 than those achieved in the first quarter of 2006 and the Capesize vessels (with significantly higher rates) acquired as part of the acquisition of Kleimar.

Revenue:    Revenue increased to $101.8 million for the three month period ended March 31, 2007 as compared to the $49.2 million for the same period of 2006. Revenues from vessel operations increased by approximately $52.3 million or 108.7% to $100.4 million for the three month period ended March 31, 2007 from $48.1 million for the same period of 2006. This increase is mainly attributable to the increase in the operating days by 1,486 days as discussed above, as well as the improvement in the market resulting in higher charter-out daily hire rates in the first quarter of 2007 as compared to the same period of 2006 (as indicated in the table below), and an increase in the number of COAs serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from the port terminal increased by $0.3 million to $1.4 million for the three month period ended March 31, 2007 as compared to $1.1 million in the same period of 2006. This is due to the port terminal throughput volume increase of approximately 20.4% to 391,500 tons for the three month period ended March 31, 2007 from 325,000 tons for the same period in 2006.

Gains on FFAs:    Income from FFAs increased by $1.2 million to a gain of $2.9 million during the three month period ended March 31, 2007 as compared to $1.7 million gain for the same period in 2006. Navios records the change in the fair value of derivatives at each balance sheet date. None of the FFAs qualified for hedge accounting in the periods presented. Accordingly, changes in fair value of FFAs were recognized in the statement of operations. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
January 26, 2006	$13,267	(a)
March 14, 2006	$19,626	(b)
March 31, 2006	$17,839	(*)
January 31, 2007	$31,719	(c)
March 13, 2007	$41,015	(d)
March 31, 2007*	$40,399	(*)

(a)	Low for Q1 – 2006
(b)	High for Q1 – 2006
(c)	Low for Q1 – 2007
(d)	High for Q1 – 2007
(*)	End of period rate

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses increased by $39.6 million or 190.3% to $60.4 million for the three month period ended March 31, 2007 as compared to $20.8 million for same period in 2006. This was primarily due to the higher charter-in expenses relating to Capesize vessels (Capesize Baltic Exchange’s time charter average index as of March 31, 2007 was $91,997 per day as compared to the respective Panamax index which was $40,399 per day) and servicing the related COA business following the acquisition of Kleimar as well as the increase in the market, which negatively affected the charter-in daily hire rate cost for the long-term chartered-in fleet from $9,373 per day in the first quarter of 2006 to $10,272 per day for the same period of 2007. This increase was mitigated by the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $2.5 million to $6.2 million or 67.5% for the three month period ended March 31, 2007 as compared to $3.7 million for the same period in 2006. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from additional costs related to the increase of the owned fleet by three vessels compared to the first quarter of 2006.

General and Administrative Expenses:    General and administrative expenses increased by $0.7 million to $4.3 million or 19.4% for the three month period ended March 31, 2007 as compared to $3.6 million for the same period of 2006. The increase is mainly attributable to (a) increase in payroll and related costs in connection with the expansion of Navios’ fleet, (b) increase in professional, legal and audit fees and traveling due to the additional costs incurred by Navios in connection with acquisitions and other activities.

Depreciation and Amortization:    For the three month period ended March 31, 2007, the decrease in depreciation and amortization compared to the same period in 2006 is attributable to the decline in the amortization of intangible assets, due to the transfer of the unamortized balance of favorable leases to vessel cost upon exercise of purchase options, which was mitigated by the increase in depreciation due to the acquisition of three vessels. The main decrease, amounting to $2.2 million, relates to net positive amortization of intangible assets and liabilities associated with the acquisition of Kleimar. The overall decrease in depreciation and amortization was $3.1 million. See further discussion of Navios’ amortization policy under ‘‘Liquidity and Capital Resources’’.

Interest income from investments in finance leases:    Interest income from investments in finance leases amounted to $0.6 million and relates to the acquisition of Kleimar (see Note 3 on the condensed notes to the consolidated financial statements). No investment in finance lease existed during the corresponding period of the previous year.

Net Interest Expense and Income:    Interest expense for the three month period ended March 31, 2007 increased to $13.5 million as compared to $9.2 million in the same period of 2006. The increase is due to bank secured facilities obtained to partially finance the acquisition of new vessels and Kleimar and the issuance of $300 million of senior notes. Interest income increased by $1.0 million to $1.5 million for the three month period ended March 31, 2007 as compared to $0.5 million for the same period of 2006. This is mainly attributable to the increase in the average cash balances from $44.7 million in the first quarter of 2006 to $121.6 million in the same period of 2007.

Other Income:    Other income decreased by $0.7 million to $0.2 million for the three month period ended March 31, 2007, compared to the same period in 2006. This decrease is mainly due to marked to market losses realized on the interest rate swaps between the two periods.

Net Other Expense:    Other expense increased by $0.5 million for the three month period ended March 31, 2007. This change is mainly due to lower foreign exchange losses realized from the settlement of payables raised in currencies other than U.S. dollars during the period.

Liquidity and Capital Resources

Navios has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and debt. Main uses of funds have been capital expenditures for the acquisition of vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios anticipates that available cash, internally generated cash flows and borrowings under its credit facility, will be sufficient to fund the operations of the fleet and the port terminal, including working capital requirements. See ‘‘Exercise of Vessel Purchase Options’’, ‘‘Working Capital Position’’ and ‘‘Long Term Debt Obligations and Credit Arrangements’’ for further discussion of Navios’ working capital position.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios for the three month periods ended March 31, 2007 and 2006.

	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
	(Expressed in thousands of US Dollars)
	(unaudited)	(unaudited)
Net Cash from operating activities	$51,006	$8,697
Net Cash used in investing activities	(163,944)	(74,579)
Net Cash provided by financing activities	84,409	59,919
Decrease in cash and cash equivalents	(28,529)	(5,963)
Cash and cash equivalents, beginning of the period	99,658	37,737
Cash and cash equivalents, end of period	$71,129	$31,774

Cash provided by operating activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Net cash provided by operating activities increased by $42.3 million to $51.0 million for the three month period ended March 31, 2007 as compared to $8.7 million for the same period of 2006. The increase resulted primarily from higher net income in the three month period ended March 31, 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The fair value of open FFA trades at March 31, 2007 was lower than in the same period of 2006 and amounted to $7.6 million and $8.1 million, respectively, reflecting the mark to market values at the end of the respective periods (See rate table on page 13). Unrealized gains/(losses) from FFAs for the three month periods ended March 31, 2007 and 2006 amounted to $(1.8) million and $1.9 million respectively and reflected the change in net fair value on open FFA contracts between the periods.

The $1.8 million loss at March 31, 2007, represents $0.6 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $2.4 million loss reclassified to earnings from ‘‘Accumulated Other Comprehensive Income (Loss)’’ on FFAs previously qualified for hedge accounting.

Restricted cash increased by $13.5 million from $16.2 million at December 31, 2006 to $29.7 million at March 31, 2007. The primary reasons for this increase were (a) the additional deposits made to NOS ASA with respect to FFAs trading of $10.1 million which was offset by decreased deposits made to LCH by $1.1 million, and the increase in the retention account held with HSH Nordbank in connection with the restructured credit facility by $4.5 million. During the corresponding period of 2006, restricted cash increased by $2.7 million from $4.1 million at December 31, 2006 to $6.8 million at March 31, 2007.

Accounts receivable net increased by $1.6 million from $28.2 million at December 31, 2006 to $29.8 million at March 31, 2007 (including receivables obtained as part of the acquisition of Kleimar amounting to $9.6 million). The primary reason for this increase was the acquisition of Kleimar, which was partially offset by a change in the amount receivable from FFA trading partners which decreased by $0.7 million from $23.5 million at the end of December 31, 2006 to $22.8 million at the end of March 31, 2007 and a decrease in all other receivables by $7.9 million. During the corresponding period of 2006, accounts receivable net decreased by $8.4 million from $13.7 million at December 31, 2005 to $5.3 million at March 31, 2006. The primary reason for this decrease was a change in the amount receivable from FFA trading partners which decreased by $8.3 million from $10.5 million at December 31, 2005 to $2.2 million at March 31, 2006.

Prepaid expenses and other current assets increased by $5.0 million from $6.8 million at December 31, 2006 to $11.8 million at March 31, 2007 (this increase is mainly due to prepaid expenses and other current assets obtained as part of the acquisition of Kleimar amounting to $6.4 million) which was offset by a decrease in prepaid voyage costs by $0.9 million. Prepaid expenses also include claims, advances to agents and other assets. All these categories had minor variations resulting in a net decrease of $0.5 million at March 31, 2007 as compared to December 31, 2006. During the corresponding period of 2006, prepaid expenses and other current assets increased by $0.8 million from $6.4 million at December 31, 2005 to $7.2 million at March 31, 2006 due to the increase in inventories by $0.7 and an increase in all other categories by $0.1 million.

Accounts payable decreased by $4.8 million from $37.4 million at December 31, 2006 to $32.6 million at March 31, 2007 (including accounts payable obtained as part of the acquisition of Kleimar amounting to $1.4 million). The primary reason was the decrease in supplier payables, as well as the amount due to FFA trading partners which decreased by $9.2 million during the three month period ended March 31, 2007. This decrease was mitigated by an increase in supplier payables. During the corresponding period of 2006, accounts payable decreased by $3.8 million from $13.9 million at December 31, 2005 to $10.1 million at March 31, 2006 due to the change in the amount due to FFA trading partners, which decreased by $6.4 million during the quarter ended March 31, 2006. This decrease was mitigated by an increase in supplier payables.

Accrued expenses increased by $14.2 million to $24.9 million at March 31, 2007 (including accrued expenses obtained as part of the acquisition of Kleimar amounting to $5.8 million), as compared to $10.7 million on December 31, 2006. There are various reasons for this increase, including a $9.9 million increase in accrued interest on borrowings, a $3.6 milion increase in accrued voyage expenses and an increase of $0.7 million in all other accruals (mainly involving accrual of audit and other consultancy fees, payroll accruals, etc). During the corresponding period of 2006, accrued expenses decreased by $4.7 million to $6.6 million at March 31, 2006 as compared to $11.3 million on December 31, 2005 due to a $1.7 million decrease in the accrual of audit and other consultancy fees as a result of Navios transitioning from private company status to a public company in 2005, decrease in the accrual for financing fees by $2.0 million and an overall decrease in all other categories by $1.0 million.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight increased by $2.5 million and deferred hire increased by $9.4 million as a result of an increase in the number of voyages extending over the period end. During the corresponding period of 2006, deferred freight increased by $0.6 million as a result of an increase in the number of voyages extending over the period end.

Cash used in investing activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Cash used in investing activities was $163.9 million for the three month period ended March 31, 2007, or an increase of $89.3 million from $74.6 million for the same period in 2006.

In February 2007, Navios paid $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar N.V., a Belgian maritime transportation company.

In February 2007, Navios paid $18.4 for the acquisition of a new vessel, Navios Hyperion.

Purchase of property and equipment for the three month period ending March 31, 2007 amounted to $0.1 million for the three month period ended March 31, 2007.

Cash used in investing activities was $74.6 million for the three month period ended March 31, 2006. This was a result of the acquisition of three new vessels and two vessels with purchase options for $73.7 million, as well as the purchase of property plant and equipment for an amount of $0.9 million.

Cash provided by financing activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Cash provided by financing activities was $84.4 million for the three month period ended March 31, 2007, while for the same period of 2006 was $59.9 million.

Cash provided by financing activities was the result of (a) the exercise of warrants in January 2007 which resulted in $66.6 million of net cash proceeds, (b) the proceeds from a new secured loan facility which is composed of a $280.0 million Term Loan Facility and $120.0 million reducing Revolving Credit Facility (the proceeds from the new credit facility were utilized to partially finance the acquisition of vessel Navios Hyperion, to repay the remaining outstanding balance of the previous HSH Nordbank facility ($271.0 million), and to partially finance the acquisition of Kleimar) and (c) $1.5 million of installments received in connection with the capital lease receivable. This was offset by a $0.3 million installment paid in connection with Kleimar’s outstanding indebtedness and $5.5 million of dividends paid in March 2007, in connection with the fourth quarter of 2006.

Cash provided by financing activities was $60.0 million for the three month period ended March 31, 2006. This was the result of $78.0 million proceeds derived from the restructured credit agreement signed on December 21, 2005, which were utilized to partially finance the acquisition of new vessels. This was offset by $18.0 million of cash used in financing activities which consisted of $15.0 million of installments paid in connection with the credit facility and $3.0 million of dividends paid on March 13, 2006.

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA increased by $10.0 million to $34.6 million for the three month period ended March 31, 2007 as compared to $24.6 million for the same period of 2006. The increase is mainly attributable to (a) a gain in FFAs trading of $2.9 million in the first quarter of 2007 versus a gain of $1.7 million in the same period in 2006, resulting in a favorable FFA variance of $1.2 million, (b) the increase in revenues by $52.6 million from $49.2 million in the first quarter of 2006 to $101.0 million in the same period of 2007. The above increase was mitigated mainly by (a) the increase in time charter and voyage expenses by $39.6 million from $20.8 million in the first quarter of 2006 to $60.4 million in the same period of 2007, (b) the increase in the direct vessels expenses by $2.5 million due to the expansion of the owned fleet from fifteen vessels in the first quarter of 2006 to 18 vessels in the same period of 2007, (c) the increase in general and administrative expenses by $0.7 million and (d) the net decrease in all other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) by $1.0 million.

EBITDA Reconciliation to Cash from Operations for three months ended March 31, 2007 and 2006

Three Months Ended (in thousands of US Dollars)	March 31, 2007	March 31, 2006
Net cash provided by operating activities	$51,006	$8,697
Net increase (decrease) in operating assets	15,184	(4,932)
Net (increase) decrease in operating liabilities	(41,594)	9,112
Net interest cost	11,948	8,738
Deferred finance charges	(447)	(653)
Provision for losses on accounts receivable	550	—
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	(2,601)	2,804
Earnings in affiliates and joint ventures, net of dividends received	452	(301)
Payments for drydock and special survey	74	1,132
EBITDA	$34,572	$24,597

Long Term Debt Obligations and Credit Arrangements

In December 2006, Navios issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million, and the remaining proceeds were applied pro-rata among the remaining tranches, under the then outstanding credit facility. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of our subsidiaries, other than the Uruguayan subsidiary, Corporacion Navios Sociedad Anonima. At any time before December 15, 2009, Navios may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, Navios has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and, (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require Navios to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of our properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, Navios has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt.

In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million Revolver Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

The secured loan facility contains covenants similar to those of Senior Notes, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock, or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios’ properties and assets and creation or designation of restricted subsidiaries.

Upon acquisition of Kleimar, Kleimar had outstanding debt of approximately $39.8 million. The credit facilities upon acquisition are described below.

On April 28, 2004, Kleimar entered into a $40 million credit facility. Of this loan, $14 million was repayable in eight quarterly payments of $1.75 million with the balance of $26 million being repayable in 39 quarterly installments of $0.5 million each and a final installment of $5.5 million on the last repayment date. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2007, $19.3 million was outstanding under this facility.

On August 4, 2005 Kleimar entered into a $21 million loan facility for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2007, $20.2 million was outstanding under this facility.

On April 22, 2005 Kleimar entered into a $17.8 million loan agreement for the purchase of a vessel. Kleimar was responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million and was repayable in eight equal quarterly installments. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid as of March 31, 2007.

The principal payments to be made by Navios under all of its credit facilities’ outstanding balance as of March 31, 2007 for the next five years and thereafter are based on the repayment schedule of the facilities discussed in the previous paragraphs, and the outstanding amounts under the senior notes are as follows:

Year	March 31, 2007
Amounts in millions of U.S. Dollars
2007	$10.7
2008	14.2
2009	14.2
2010	29.3
2011	23.4
2012 and thereafter	540.8
Total	$632.6

Contractual Obligations:

	March 31, 2007
	Payment due by period (Amounts in millions of U.S. Dollors)
	Total	1-3 years	3-5 years	More than 5 years
Long-term debt (includes current portion)(i)	$632.6	$39.1	$63.7	$529.8
Operating Lease Obligations (Time Charters)(ii)	666.0	226.9	144.7	284.4
Rent Obligations(iii)	7.2	2.6	1.4	3.2

(i)	The amount identified represents principal due as of March 31, 2007 and does not include interest costs associated with it, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 0.65% to 1.20% per annum.
(ii)	The effect of the exercise of the options is reflected in the reduction of operating lease obligations as of March 31, 2007.
(iii)	Reflects leases, net of subleases.

Working Capital Position

On March 31, 2007 and December 31, 2006, Navios’ current assets totaled $240.6 million and $195.9 million, respectively, while current liabilities totaled $222.1 million and $109.0 million, respectively, resulting in a positive working capital position of $18.5 million and $86.9 million, respectively. Navios’ internal cash forecast indicates that it will generate sufficient cash during 2007 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2007.

While internal forecasts indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios continues to review its cash position and cash flows with a view toward increasing working capital.

Dividend Policy

At the present time, we intend to retain most of our available earnings generated by operations for the development and growth of our business. In addition, the terms and provisions of our current secured credit facility and the indenture governing our senior notes limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of our credit facilities, our board of directors may from time to time consider the payment of dividends and has declared a quarterly cash dividend of $0.0666 per common share each quarter, commencing with the fourth quarter of 2005, aggregating $20.8 million over such period, up to March 31, 2007. In addition, on May 14, 2007, we declared a dividend of $0.0666 per common share, payable on

June 15, 2007 to record holders at the close of business on May 31, 2007. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth, capital needs and other factors.

Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivables are limited due to Navios’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios’ trade receivables. For the three months ended March 31, 2007, one customer from the vessels operations segment accounted for approximately 15.7% of Navios revenue, while for the year ended December 31, 2006, two customers from the vessel operations segment accounted for approximately 10.0% and 12.3% each of Navios’ revenue, respectively.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios’ non-cancelable operating leases are disclosed in Navios’ March 31, 2007 unaudited Interim Consolidated Financial Statements. As of both March 31, 2007 and December 31, 2006, Navios was contingently liable for letters of guarantee and letters of credit amounting to $0.5 million issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $2.6 million and $3.7 million at March 31, 2007 and December 31, 2006, respectively, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was March 20, 2007.

Related Party Transactions

Purchase of services:    We utilize Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the three month periods ended March 31, 2007 and 2006 were $149,000 and $0, respectively. We own fifty percent of the common stock of Acropolis. During the three month periods ended March 31, 2007 and 2006, Navios received dividends of $678,000 and $455,000, respectively. An amount of $78,000 and $164,000 representing commissions due to Acropolis is included in accounts payable as at March 31, 2007 and December 31, 2006, respectively.

On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki—Ikodomiki— Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, our Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of our subsidiaries. The total annual lease payments are EUR 420,000 and the lease agreements expire in 2017. Navios believes the terms and provisions of the lease agreements were similar to those that would have been agreed to with a non-related third party. The lease payments are subject to annual adjustments starting form the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Quantitative and Qualitative Disclosure About Market Risks:    Navios is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios uses interest rate swaps (for interest rate risk), forward exchange contracts (for foreign currency risk) and FFAs (for charter rate risk).

Interest Rate Risk:

Debt Instruments—On March 31, 2007 and December 31, 2006, Navios had a total of $632.6 million and $570.1 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes discussed in ‘‘Liquidity and Capital Recourses’’ section that bears interest at fixed rate. A senior secured credit facility with HSH Nordbank AG, established to provide a portion of the funds necessary to acquire Navios in 2005, was assumed by Navios in the acquisition/reincorporation. On August 25, 2005, $514.4 million was borrowed under this facility. The loan was restructured on December 21, 2005, by a new credit facility with HSH Nordbank AG for up to $649 million. Of this amount, $435 million was utilized to refinance the balance of the previous facility, while $204 million from the balance of $214 million was utilized for the acquisition of 10 vessels. In February 2007, Navios entered into a new secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance of the new facility used to finance the acquisition of the vessel Navios Hyperion. A portion of the revolving credit facility was used for the acquisition of Kleimar and the balance will be used for general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement. The interest on the senior secured credit facility is at a floating rate and, therefore, changes in interest rates would have no effect on its value. The interest rate on the senior notes is fixed and, therefore, changes in interest rates affect their value, which as of March 31, 2007 was $298 million. Amounts drawn under the facility and the senior notes are secured by the assets of Navios and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense by $3.0 million and $5.3 million per year as of March 31, 2007 and December 31, 2006, respectively.

Interest Rate Swaps—Navios has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios to convert long-term borrowings issued at floating rates into equivalent fixed rates.

At March 31, 2007, Navios had the following swaps outstanding:

a)    Two swaps with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $30.3 million. The swaps were entered into at various points in 2001 and mature in 2010 in the respective amounts of $23.9 million and $9.5 million. Navios estimates that it would have to pay $0.4 million and $0.3 million to terminate these agreements as of March 31, 2007 and December 31, 2006. As a result of the swaps, Navios’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.54% to 5.65%. However, each of the foregoing swaps is subject to a cap of 5.1%; to the extent the relevant LIBOR exceeds the cap, Navios would remain exposed.

b)    On December 21, 2005 and in connection with the senior secured credit facility, Navios entered into an International Swap Dealer Association, Inc., or ISDA Agreement with HSH Nordbank AG, providing for (a) interest rate swaps according to which Navios exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $171 million and de-escalated down to $100.5 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82 million and de-escalated down to $13.25 million following the loan repayment schedule).

c)    In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility as above. The ISDA agreement is secured by the same collateral as the secured credit facility discussed in the preceding paragraph.

d)    Kleimar, prior to its acquisition, had entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. The swaps cover the majority of the life of the debt (including that within investment in joint ventures) on a declining basis and, at March 31, 2007, the total principal debt covered by the interest rate swaps is $39.5 million. The average fixed interest rate at March 31, 2007 is 4.08%.

A 100 basis points change in interest rates would increase or decrease interest expense on the above swaps by $2.1 million and $1.9 million as of March 31, 2007 and December 31, 2006, respectively, so long as the relevant LIBOR does not exceed the caps described above.

Foreign Currency Risk

Foreign Currency:    In general, the shipping industry is a dollar dominated industry. Revenue is set in US dollars, and approximately 90% of Navios’ expenses are also incurred in US dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2007 and December 31, 2006, would increase or decrease net income per year by approximately $0.1 million.

FFAs Derivative Risk

Forward Freight Agreements (FFAs):    Navios enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in ‘‘Accumulated Other Comprehensive Income (Loss)’’, is first recognized when measuring the profit or loss of the related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income (Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under ‘‘Gain (Loss) on Forward Freight Agreements’’. The gains (losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ as of March 31, 2007 and December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is $7.4 million and $9.8 million, respectively. For the three month periods ended March 31, 2007 and 2006, $2.5 million and $0 million, respectively, of losses included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ had been reclassified to earnings. At March 31, 2007, none of the FFAs qualified for hedge accounting and, accordingly, all gains or losses from FFAs have been recorded in the statement of operations.

Navios is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there were no positions deemed to be open as of March 31, 2007, a 10% change in underlying freight market indices would have no effect on net income per year.

Index

Page
NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2007 (UNAUDITED) AND DECEMBER 31, 2006 (AUDITED)	F-2
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006	F-3
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND 2006	F-4
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND THE YEAR ENDED DECEMBER 31, 2006 (AUDITED)	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	Notes	March 31, 2007	December 31, 2006
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	4, 9	$71,129	$99,658
Restricted cash	9	29,671	16,224
Accounts receivable, net of allowance for doubtful accounts of $5,886 as at March 31, 2007 and $6,435 as at December 31, 2006		29,754	28,235
Short term derivative asset	9	90,762	39,697
Short term backlog asset	7	5,260	5,246
Deferred tax asset		2,235	—
Prepaid expenses and other current assets		11,778	6,809
Total current assets		240,589	195,869
Deposit on exercise of vessels purchase options		—	2,055
Vessels, port terminal and other fixed assets, net	6	527,955	505,292
Long term derivative assets	9	1,747	—
Deferred financing costs, net		13,877	11,454
Deferred dry dock and special survey costs, net		3,219	3,546
Investments in Leased Assets		66,300	—
Investments in Joint Venture		27,712	—
Investments in affiliates		239	749
Long term backlog asset	7	1,189	2,497
Trade name	7	85,508	86,202
Port terminal operating rights	7	29,763	29,954
Favorable lease terms	7	313,574	66,376
Goodwill		69,357	40,789
Total non-current assets		1,140,440	748,914
Total Assets		$1,381,029	$944,783
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$32,597	$37,366
Accrued expenses		24,849	10,726
Deferred voyage revenue		16,435	4,657
Short term derivative liability	9	130,846	42,034
Short term backlog liability	7	3,947	5,946
Current portion of long term debt	8	13,415	8,250
Total current liabilities		222,089	108,979
Senior notes, net of discount		298,007	297,956
Long term debt, net of current portion	8	321,130	261,856
Unfavorable lease terms		128,609	—
Long term liabilities		942	979
Long term derivative liability	9	2,240	797
Deferred tax Liability		55,450	0
Total non-current liabilities		806,378	561,588
Total liabilities		1,028,467	670,567
Commitments and Contingencies	12
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued			—
Common stock – $0.0001 par value, authorized 250,000,000 shares (120,000,000 shares as of December 31, 2006), issued and outstanding 82,013,654 and 62,088,127 as of March 31, 2007 and December 31, 2006, respectively	11	8	6
Additional paid-in capital	11	342,747	276,178
Accumulated other comprehensive income/(loss)	9	(7,362)	(9,816)
Retained earnings		17,169	7,848
Total stockholders’ equity		352,562	274,216
Total Liabilities and Stockholders’ Equity		$1,381,029	$944,783

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars – except per share data)

	Note	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
		(unaudited)	(unaudited)
Revenue	14	$101,842	$49,169
Gain (loss) on Forward Freight Agreements	9	2,854	1,662
Time charter, voyage and port terminal expenses		(60,440)	(20,767)
Direct vessel expenses		(6,158)	(3,673)
General and administrative expenses		(4,293)	(3,596)
Depreciation and amortization	6, 7	(6,977)	(10,120)
Interest income from investments in finance lease		560	—
Interest income		1,523	468
Interest expense and finance cost, net	8	(13,471)	(9,206)
Other income		168	934
Other expense		(474)	(43)
Income before equity in net earnings of affiliate companies and joint venture		15,134	4,828
Equity in net Earnings of Affiliated Companies and Joint Venture		828	154
Net Income before Taxes		15,962	4,982
Income Taxes		(1,179)	—
Net income		$14,783	$4,982
Less:
Incremental fair value of securities offered to induce warrants exercise		(4,195)	—
Income available to common shareholders		10,588	4,982
Earnings per share, basic		$0.14	$0.11
Weighted average number of shares, basic	15	76,257,391	45,336,324
Earnings per share, diluted		$0.13	$0.11
Weighted average number of shares, diluted	15	82,937,670	45,336,324

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Note	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$14,783	$4,982
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6, 7	6,977	10,120
Amortization of deferred financing cost		447	653
Amortization of deferred dry dock costs		401	263
Amortization of backlog		(704)	494
Provision for losses on accounts receivable		(550)	—
Unrealized (gain) loss on FFA derivatives		1,767	(1,878)
Deferred taxation		1,167	—
Unrealized (gain) loss on interest rate swaps		834	(926)
Earnings in affiliates and joint ventures, net of dividends received		(452)	301
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		(13,447)	(2,706)
Decrease (increase) in accounts receivable		(252)	8,407
(Increase) decrease in prepaid expenses and other current assets		(1,485)	(769)
Increase (decrease) in accounts payable		(14,125)	(3,817)
Increase (decrease) in accrued expenses		7,610	(4,683)
Increase (decrease) in deferred voyage revenue		11,778	(603)
(Decrease) increase in long term liability		(37)	(198)
Increase (decrease) in derivative accounts		36,368	189
Payments for dry dock and special survey costs		(74)	(1,132)
Net cash provided by operating activities		51,006	8,697
INVESTING ACTIVITIES:
Acquisition of vessels	6, 13	(18,361)	(73,652)
Acquisition of subsidiary, net of cash acquired	3	(145,436)	—
Purchase of property and equipment	6	(147)	(927)
Net cash (used in) provided by investing activities		(163,944)	(74,579)
FINANCING ACTIVITIES:
Proceeds from long term loan	8	22,075	77,964
Repayment of long term debt	8	(280)	(15,022)
Receipts from finance lease		1,505	—
Dividends paid		(5,462)	(3,023)
Issuance of common stock	11	66,571	—
Net cash provided by (used in) financing activities		84,409	59,919
(Decrease) increase in cash and cash equivalents		(28,529)	(5,963)
Cash and cash equivalents, beginning of period		99,658	37,737
Cash and cash equivalents, end of period		$71,129	$31,774
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$3,221	$8,581

See Note 11 for issuance of shares in connection with the acquisition of vessels

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars – except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
Balance December 31, 2005 (Successor)	44,239,319	$4	$205,593	$2,161	—	$207,758
Net income	—	—	—	21,069	—	21,069
– Change in fair value of financial instruments	—	—	—	—	(13,987)	(13,987)
– Reclassification to earnings					4,171	4,171
Total Comprehensive income						11,253
Issuance of common stock in connection with the acquisition of vessels (Note 6)	1,161,535	—	5,134	—	—	5,134
Issuance of common stock	16,687,273	2	65,451	—	—	65,453
Dividends declared ($3,024 paid)	—	—	—	(15,382)	—	(15,382)
Balance December 31, 2006	62,088,127	$6	$276,178	$7,848	$(9,816)	$274,216
Net income				14,783		14,783
Other comprehensive income/(loss)
– Reclassification to earnings					2,454	2,454
Issuance of common stock (Note 11)	19,925,527	2	66,569			66,571
Dividends declared ($5,462 paid)				(5,462)		(5,462)
Balance March 31, 2007 (unaudited)	82,013,654	$8	$342,747	$17,169	$(7,362)	$352,562

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

NOTE 1:    DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation (‘‘Navios’’) each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered the acquirer. During 2003, Nautilus changed its name to Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. (Note 3).

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements ‘‘FFAs’’ and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax, Panamax and Capesize vessels, one Product Handysize tanker (acquired in connection with the acquisition of Kleimar) and a fleet of chartered-in Panamax, Capesize and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios’ annual report filed on Form 20-F with the Securities Exchange Commission.

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the ‘‘Company’’ or ‘‘Navios’’). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

Subsidiaries:    Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates and Joint Ventures:    Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint Ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

Companies included in the consolidation:

Company Name	Nature / Vessel Name	Country of Incorporation
Navios Maritime Holdings Inc.	Holding Company	Marshall Is.
Navios Corporation	Sub-Holding Company	Marshall Is.
Navios International Inc.	Operating Company	Marshall Is.
Navimax Corporation	Operating Company	Marshall Is.
Navios Handybulk Inc.	Operating Company	Marshall Is.
Corporation Navios SA	Operating Company	Uruguay
Hestia Shipping Ltd.	Operating Company	Malta
Anemos Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Navios Shipmanagement Inc.	Management Company	Marshall Is.
NAV Holdings Limited	Sub-Holding Company	Malta
Kleimar N.V. (1)	Operating Company	Belgium
Bulkinvest S.A (1)	Operating Company	Luxemburg
Achilles Shipping Corporation	Navios Achilles	Marshall Is.
Apollon Shipping Corporation	Navios Apollon	Marshall Is.
Herakles Shipping Corporation	Navios Herakles	Marshall Is.
Hios Shipping Corporation	Navios Hios	Marshall Is.
Ionian Shipping Corporation	Navios Ionian	Marshall Is.
Kypros Shipping Corporation	Navios Kypros	Marshall Is.
Meridian Shipping Enterprises Inc.	Navios Meridian	Marshall Is.
Mercator Shipping Corporation	Navios Mercator	Marshall Is.
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.
Alegria Shipping Corporation	Navios Alegria	Marshall Is.
Felicity Shipping Corporation	Navios Felicity	Marshall Is.
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.
Arc Shipping Corporation	Navios Arc	Marshall Is.
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.
Horizon Shipping Enterprises Corporation	Navios Horizon	Marshall Is.
Magellan Shipping Corporation	Navios Magellan	Marshall Is.
Star Maritime Enterprises Corporation	Navios Star	Marshall Is.
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.
Acropolis Chartering & Shipping Inc.(2)	Brokerage Company	Liberia

(1)	This company was acquired on February 2, 2007.
(2)	This company is 50% owned by Navios and is accounted for on the equity basis.

(c)	Leases: Vessel leases where the Company is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(d)	Deferred taxation: The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not. During interim periods, the Company recognized tax expense at the estimated annual effective rate.

(e)	Recent Accounting Pronouncements: In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In June 2006, the Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for uncertainty in income taxes, an interpretation of FASB statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for Navios for the fiscal year beginning on January 1, 2007 and it did not have a material effect on its consolidated financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements.

NOTE 3:    ACQUISITION

On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to customary indemnification provisions (related to disclosed legal proceedings, etc). At the time of the acquisition, Kleimar had outstanding debt of approximately $39.8 million.

Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

Kleimar currently controls 11 (including two long-term charter-in vessels to be delivered) vessels, of which it has an ownership interest on three of them. The long-term chartered-in fleet consists of four Capesize vessels and two Panamaxes.

Kleimar also has purchase options on two of the Capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008.

The purchase of Kleimar was financed by existing cash and the use of the $120 million revolving credit facility with HSH Nordbank AG. In addition to the strategic value of Kleimar, Navios expects this transaction to be accretive to its shareholders, both from a cash flow and earnings standpoint.

The preliminary purchase accounting adjustments, presented in the following table, result from of a valuation process that included the use of independent appraisers. The purchase price allocation remains preliminary pending the finalization of the working capital adjustment. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at February 2, 2007:

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

Adjusted purchase price
Consideration to sellers (cash)	$165,600
Long term debt assumed, net of cash retained	17,692
Acquisition costs	1,969
Adjusted purchase price	185,261
Fair Value of assets and liabilities acquired
Investments in joint ventures	26,750
Investment in finance lease (vessel Obeliks)	47,846
Favorable purchase options held by Kleimar	36,517
Favorable Leases	226,093
Investment in finance lease (vessel Vanessa)	19,959
Unfavorable purchase options held by third parties	(15,890)
Unfavorable leases	(120,109)
Deferred Taxes	(52,048)
Other long term assets	180
Net working capital	(12,605)
Total fair value of assets and liabilities acquired	156,693
Goodwill	$28,568

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

Description	Weighted Average Amortization Period (Years)	February 2, 2007 to March 31, 2007 Amortization
Favorable lease terms	8.7	$(5,232)
Favorable vessel purchase option(*)	—	$—
Unfavorable Leases	4.1	$7,390
Unfavorable Purchase options(**)	—	$—

(*)	This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.
(**)	The liability for purchase options held by third parties are not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss on sale of the related vessel.

The aggregate amortization of acquired intangibles for the next five years will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Five Year Aggregate
Favorable lease terms	$(31,395)	$(31,395)	$(30,777)	$(19,169)	$(18,395)	$(131,131)
Unfavorable Leases	35,811	22,200	16,951	9,936	8,299	93,197
	$4,416	$(9,195)	$(13,826)	$(9,233)	$(10,096)	$(37,934)

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

The following is a summary of the acquired identifiable intangible assets as of March 31,2007:

Description	Gross Amount	Accumulated Amortization	Net Amount
Favorable lease terms	$226,093	$(5,232)	$220,861
Favorable vessel purchase option	$36,517	$—	$36,517
Unfavorable Leases	$(120,109)	$7,390	$(112,719)
Unfavorable Purchase options	$(15,890)	$—	$(15,890)
Totals	$126,611	$2,158	$128,769

The following table presents the unaudited pro forma results as if the acquisition had occurred at the beginning of each of the three month periods ended March 31, 2007 and 2006 (in thousands, except for amounts per share):

	Three Months Ended March 31,
	2007	2006
Gross revenues	$128,210	$124,670
Net income	$13,426	$4,609
Basic earnings per share	$0.18	$0.10
Diluted earnings per share	$0.16	$0.10

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of each of the periods presented. The basic and diluted earnings per share calculations assume that the shares outstanding at March 31, 2007, were outstanding throughout the period. See Note 10 for more information on earnings per share calculations.

NOTE 4:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2007	December 31, 2006
Cash on hand and at banks	$18,805	$28,430
Short-term investments (Note 5)	29,187	64,146
Short-term deposits and highly liquid funds	23,137	7,082
Total cash and cash equivalents	$71,129	$99,658

NOTE 5:    SHORT TERM INVESTMENTS

Short term investments relates to debt securities (commercial papers). These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ‘‘Cash and cash equivalents’’ in the accompanying consolidated balance sheet. During the three months ended March 31, 2007, such securities were used for general financing purposes.

At March 31, 2007 and December 31, 2006, the fair value of these debt securities was $29,187 and $64,146, respectively. The unrealized holding gain on trading securities during the three month period ended March 31, 2007 and the year ended December 31, 2006, was $3 and $5, respectively, and has been included in other income in the consolidated statement of operations.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

NOTE 6:    VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$502,514	$(24,202)	$478,312
Additions	28,550	(5,911)	22,639
Balance March 31, 2007	531,064	(30,113)	500,951

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$27,098	$(1,232)	$25,866
Additions	—	(229)	(229)
Balance March 31, 2007	27,098	(1,461)	25,637

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$1,908	$(794)	$1,114
Additions	147	(63)	253
Acquisition of subsidiary	169
Balance March 31, 2007	2,224	(857)	1,367

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$531,520	$(26,228)	$505,292
Additions	28,866	(6,203)	22,663
Balance March 31, 2007	560,386	(32,431)	527,955

As of March 31, 2007, Navios had exercised all exercisable purchase options comprising four Ultra Handymax and five Panamax vessels. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Of the remaining seven option vessels, the Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star and Navios Hyperion, were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006 and February 26, 2007, respectively.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

NOTE 7:    INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of March 31, 2007 and December 31, 2006 consist of the following:

March 31, 2007	Balance	Accumulated Amortization	Transfer to vessel cost	Purchase Accounting Adjustments	Net Book Value (March 31, 2007)
Trade name	$90,000	$(4,492)	$—	$—	$85,508
Port terminal operating rights	31,000	(1,237)	—	—	29,763
Unfavorable lease terms	—	7,390	—	(135,999)	(128,609)
Favorable lease terms	76,671	(15,253)	(10,454)	262,610	313,574
Backlog assets	14,829	(8,380)	—	—	6,449
Backlog liabilities	(16,200)	12,253	—		(3,947)
Total	$196,300	$(9,719)	$(10,454)	$126,611	$302,738

December 31, 2006	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2006
Trade name	$90,000	$(3,798)	$—	$86,202
Port terminal operating rights	31,000	(1,046)	—	29,954
Favorable lease terms	125,167	(19,619)	(39,172)	66,376
Backlog assets	16,830	(9,087)	—	7,743
Backlog liabilities	(16,200)	10,254	—	(5,946)
Total	$246,797	$(23,296)	$(39,172)	$184,329

NOTE 8:    BORROWINGS

On July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and was fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount up to $649 million. Of the $649 million, $435 million was related to the outstanding balance of the credit facility described above and up to $214 million was set aside to finance the acquisition of ten vessels. As of June 30, 2006, the Company had acquired the above ten vessels by utilizing $204 million of the above mentioned $214 million facility. The maximum allowable amounts drawn down for each vessel have been in accordance with the criteria set by the Bank. The drawings are complete and the remaining balance of the facility is not available for use by the Company.

Senior notes:    In December 2006, the Company issued $300 million senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than the Uruguayan subsidiary. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (3) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors have agreed to file a registration statement no later than June 29, 2007 with effective date no later than October 1, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Loan Facility:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement. The refinance of the credit facility obtained on July 12, 2005, with the above loan facility was accounted for as a debt modification. Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred. Amortization for the three month periods ended March 31, 2007 and 2006 was $447 and $653, respectively.

Loans Assumed:    Upon acquisition of Kleimar, Kleimar had outstanding debt of approximately $39.8 million. The credit facilities upon acquisition are described below.

On April 28, 2004, Kleimar entered into a $40 million credit facility. Of this loan, $14 million was repayable in 8 quarterly payments of $1.75 million with the balance of $26 million being repayable in 39 quarterly installments of $0.5 million each and a final installment of $5.5 million on the last repayment date. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2007, $19.3 million was outstanding under this facility.

On August 4, 2005, Kleimar entered into a $21 million loan facility for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2007, $20.2 million was outstanding under this facility.

On April 22, 2005 Kleimar entered into a $17.8 million loan agreement for the purchase of a vessel. The Company is responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million. The Company’s share was repayable in eight equal quarterly installments. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid as of March 31, 2007.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

NOTE 9:    DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The gains (losses) on interest rate swaps for the three month periods ended March 31, 2007 and 2006, were $(230) and $926, respectively. As of March 31, 2007 and December 31, 2006, the outstanding net liability was $513 and $604, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1.2 million. The Alpha Bank, Dexia and Fortis swap agreements have been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of March 31, 2007, is expected to be reclassified to earnings until December 31, 2007. For the three month period ended March 31, 2007, $2.5 million losses, included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’, were reclassified to earnings.

During 2006, six FFAs qualified for hedge accounting treatment. At March 31, 2007 and December 31, 2006, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contract

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net gains (losses) from FFAs amounted to $2.9 million and $1.7 million for the three month period ended March 31, 2007 and 2006, respectively.

During the three month period ended March 31, 2007 and 2006, the changes in net unrealized gains (losses) on FFAs amounted to $(1,767) and $1,878, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	March 31, 2007	December 31, 2006
Short term FFA derivative asset	$137,853	$51,190
Long term FFA derivative asset	1,747	—
Short term FFA derivative liability	(130,612)	(42,227)
Long term FFA derivative liability	(1,342)	—
Net fair value on FFA contracts	$7,646	$8,963
NOS FFAs portion of fair value transferred to NOS derivative account(*)	$(32,918)	$(6,202)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	(14,792)	$(5,291)

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

Interest Rate Swaps	March 31, 2007	December 31, 2006
Short term interest rate swap asset	$619	$—
Long term interest rate swap asset	—	—
Short term interest rate swap liability	(234)	193
Long term interest rate swap liability	(898)	(797)
Net fair value of interest rate swap contract	$(513)	$(604)

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	March 31, 2007	December 31, 2006
FFAs	$7,646	$8,963
NOS FFAs portion of fair value transferred to NOS derivative account(*)	(32,918)	(6,202)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	(14,792)	(5,291)
Interest rate swaps	(513)	(604)
Total	$(40,577)	$(3,134)

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

Balance Sheet Values

	March 31, 2007	December 31, 2006
Total short term derivative asset	$90,762	$39,697
Total long term derivative asset	1,747	—
Total short term derivative liability	(130,846)	(42,034)
Total long term derivative liability	(2,240)	(797)
Total	$(40,577)	$(3,134)

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).
(**)	LCH: The London Clearing House.

NOTE 10:    EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan were approximately $58 and $70 during the three month periods ended March 31, 2007 and 2006, respectively, which included a discretionary contribution of $27 and $39, respectively.

Defined Benefit Pension Plan

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FAS Statement No. 87 ‘‘Employer’s Accounting for Pension’’.

Post-employment medical and life insurance benefits

The Company effective May 31, 2006, terminated its post retirement medical and life insurance benefit programs for the five U.S. retirees that were eligible to these benefits prior to the program elimination in December 2001. The Company paid $502 to terminate these programs. As a result of this termination and the release of the respective accrued liabilities the Company realized a gain of $295 in the year ended December 31, 2006. The unfunded liability related to post-retirement medical and life insurance was recognized based on actuarial valuations.

NOTE 11:    COMMON STOCK

In order to raise capital for its expansion plans in South America, Navios induced certain warrant holders (Qualified Institutional Buyers and Institutional Accredited Investors ‘‘QIBAIs’’) to early

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top 15 warrant holders and had no direct relationship with Navios, with the exception of Ms. Angeliki Frangou, Navios’ chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65.5 million and issuance of 15,978,280 unregistered common shares. The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

On August 10, 2006, Navios issued 708,993 additional shares to its financial advisors for services rendered in connection with the capital raised from the re-pricing of warrants. These services were valued using the market value of the aforementioned shares as of the date the transactions was completed, without any subsequent measurement being necessary.

Pursuant to a registration rights agreement, Navios filed a Form F-3/A with the Securities and Exchange Commission on September 8, 2006 (No. 333-136936), registering the resale of the common stock related to the exercise of the warrants and the common stock issued to its financial advisors (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered) and had such registration statement declared effective on September 13, 2006.

Giving effect to the warrant exercise transaction stated above, the additional 708,993 shares issued to the Company’s financial advisors and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S, Navios had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006, which will expire in accordance with their terms on December 9, 2008 .

On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5.00 or (b) receiving one share in exchange of every 5.25 warrants surrendered. Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71.2 million of gross cash proceeds were raised ($66.6 million net of costs incurred) and 19,925,527 new shares of common stock were issued. Following the issuance of the new shares, Navios has, as of March 31, 2007, 82,013,654 shares of common stock outstanding and 17,431,592 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.

On January 10, 2007, Navios filed with the SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

NOTE 12:    COMMITMENTS AND CONTINGENCIES:

The Company, as of March 31, 2007 and December 31, 2006, was contingently liable for letters of guarantee and letters of credit amounting to $543 and $535 respectively, issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $2.6 million and $3.7 million at March 31, 2007 and December 31, 2006, respectively, to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was March 20, 2007.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through July 2015.

NOTE 13:    TRANSACTIONS WITH RELATED PARTIES

Vessel acquisitions:    On December 19, 2005, Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the family of Angeliki Frangou, the Company’s Chairman and Chief Executive Officer. On December 22, 2005, Navios took delivery of the first two vessels the Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during 2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios’ available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares relates to vessels delivered in 2005) of Navios authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S. (1,161,535 shares). Navios believes that the terms and provisions of the purchase agreements of these vessels were the same as those that would have been available with a non-related third party.

Office rent:    On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki— Ikodomiki—Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of all of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $550) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. The lease payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the three month period ended March 31, 2007 and 2006 were $149 and $0, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month period ended March 31, 2007 and 2006, the Company received dividends of $678 and $455, respectively.

Balances due to related parties:    Included in the trade accounts payable at March 31, 2007 and December 31, 2006 are amounts of $78 and $164, respectively, which are due to Acropolis Chartering and Shipping Inc.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

NOTE 14:    SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Port Terminal business consists of operating a port and transfer station terminal.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations		Port Terminal		Total
	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
Revenue	$100,399	$48,141	$1,443	$1,028	$101,842	49,169
Gain (loss) on forward freight agreements	2,854	1,662	—	—	2,854	1,662
Interest income	1,520	468	3	—	1,523	468
Interest income from investments in finance leases	560	—	—	—	560	—
Interest expense and finance cost	(13,471)	(9,206)	—	—	(13,471)	(9,206)
Depreciation and amortization	(6,419)	(9,907)	(558)	(213)	(6,977)	(10,120)
Equity in net income of affiliated companies and joint ventures	828	154	—	—	828	154
Net income after taxes	$14,624	$4,772	$159	$210	$14,783	$4,982
Total assets	1,308,055	758,510	72,974	73,155	1,381,029	831,665
Capital expenditures(*)	18,508	112,081	—	—	18,508	112,081
Investments in affiliates	$239	$356	$—	$—	$239	$356

(*)	Includes $5.1 million non-cash consideration in the form of common stock issued in connection with the purchase of one vessel, $30.3 million transferred from vessel purchase options in connection with the acquisition of four option vessels, $0.5 million transferred from vessels’ backlog in connection with the purchase of one vessel and $8.3 million transferred from the 10% deposits paid when Navios exercised its options to purchase the chartered-in vessels.

NOTE 15:    EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios outstanding during the period. Net income for March 31, 2007 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the exercise of warrants discussed in Note 11.The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $4,195, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Fully diluted earnings per share assumes the 26,716,518 weighted average number of warrants outstanding for the three month period ended March 31, 2007, were exercised at the warrant price of $5.00 generating proceeds of $133.6 million and proceed was used to buy back shares of common stock at the average market price during the period. The 65,500,00 warrants outstanding for the three month period ended March 31, 2006 have been excluded from the calculation of diluted earnings per share since the effect of their assumed exercise would have been anti-dilutive. The remaining warrants not exercised after the inducement, will expire on December 9, 2008, at 05:00 p.m., New York City time.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)   –   (continued)

	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
Numerator:
Net income	14,783	4,982
Less:
Incremental fair value of securities offered to induce warrants exercise	(4,195)	—
Income available to common shareholders	10,588	4,982
Denominator:
Denominator for basic earnings per share – weighted average shares	76,257,391	45,336,324
Dilutive potential common shares
Warrants outstanding – weighted average	26,716,518	65,550,000
Proceeds on exercises of warrants	133,582,589	327,750,000
Number of shares to be repurchased	20,036,239	71,317,517
Dilutive (anti-dilutive) effect of securities – warrants	6,680,279	(5,767,517)
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	82,937,670	45,336,324
Basic earnings per share	0.14	0.11
Diluted earnings per share	0.13	0.11

NOTE 16:    SUBSEQUENT EVENTS

a)	On April 19, 2007, Navios acquired all of the outstanding share capital of White Narcissus Marine S.A. for a cash consideration of $26 million. White Narcissus Marine S.A. is a Panamanian corporation which held a 50% share on vessel Asteriks (the remaining 50% held by Kleimar NV). The purchase of White Narcissus Marine S.A. was financed by the use of a portion of the $120 million revolving credit facility with HSH Nordbank A.G. White Narcissus Marine S.A.’s only asset consists of its investment in the vessel Asteriks. White Narcissus Marine S.A. does not have any other operations, liabilities or employees.

b)	On May 14, 2007, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on June 15, 2007 to stockholders of record as of the close of business on May 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: May 16, 2007